EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Loss - Basic
(Unaudited)

in thousands, except share and per share data	16 Weeks Ended		40 Weeks Ended
	November 14, 2009	November 8, 2008	November 14, 2009	November 8, 2008
Basic:
Net loss applicable to common shares:
From continuing operations	$(6,802)	$(13,075)	$(7,901)	$(16,573)
From discontinued operations	-	(266)	-	(625)

Net loss	$(6,802)	$(13,341)	$(7,901)	$(17,198)

Shares:
Weighted-average number of common and
common equivalent shares outstanding	9,179,423	17,074,815	9,306,194	17,062,671
Less: Treasury stock - weighted-average	(2,175,591)	(10,595,319)	(2,318,448)	(10,595,319)

Weighted-average number of common and common
equivalent shares outstanding	7,003,832	6,479,496	6,987,746	6,467,352

Net loss per common and common equivalent shares:
From continuing operations	$(0.97)	$(2.02)	$(1.13)	$(2.56)
From discontinued operations	-	(0.04)	-	(0.10)

Net loss	$(0.97)	$(2.06)	$(1.13)	$(2.66)